FORM 6-K

SECURITIES & EXCHANGE COMMISSION

Washington, DC 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Of the Securities Exchange Act of 1934

For the month of: August 2010

PACIFIC HARBOUR CAPITAL LTD.

 (Translation of registrant’s name into English)

Suite 1502, 543 Granville Street

Vancouver, B.C.   V6C 1X8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [ X ]                                Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ X ]                               No [   ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-27608.

Exhibit

99.1	Unaudited Financial Statements as at June 30th, 2010
99.2	Management Discussion & Analysis
99.3	Form 52-109FV2 Certification of Interim Filings – CEO
99.4	Form 52-109FV2 Certification of Interim Filings – Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PACIFIC HARBOUR CAPITAL LTD.

		By:	"Thomas Pressello"
Thomas Pressello
President and CEO

Dated:	August 26, 2010
Encl.	Unaudited Financial Statements as at June 30 th, 2010
Management Discussion & Analysis
Form 52-109FV2 Certification of Interim Filings – CEO
Form 52-109FV2 Certification of Interim Filings – Director